UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)*


                         AMERICAN PRECISION INDUSTRIES, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                      Common Stock $.66 2/3 Par Value Per Share
          _________________________________________________________________
                            (Title of Class of Securities


                                     029069-10-1
                             ____________________________
                                    (CUSIP Number)


                                    Brian D. Baird
                                 120 Delaware Avenue
                   Buffalo, New York  14202 (Phone: (716) 845-6000)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                     May 16, 1997
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

          Check the following box if a fee is being paid with the statement. __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 5

          CUSIP NO. 029069-10-1

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       95,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              95,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               95,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.305%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 029069-10-1

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       204,700
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              204,700

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               204,700

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.797%

          14.  TYPE OF REPORTING PERSON*

               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 029069-10-1

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Aries Hill Corp.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       -0-
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              -0-

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____


          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .000%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 029069-10-1

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Jane D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       -0-
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              -0-

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.000%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INTRODUCTION

                    The ownership of 402,000 Shares of Common Stock ("Shares") of American Precision Industries, Inc. (the "Issuer") was reported by First Carolina Investors, Inc. and other persons (the "Reporting Persons") in a Schedule 13D filed with the Securities and Exchange Commission on July 2, 1995, as amended by
          Schedule 13D Amendment No. 1 filed with the Securities and Exchange Commission on November 3, 1995, as amended by Schedule 13D Amendment No. 2 filed with the Securities and Exchange Commission on September 13, 1996, as amended by Schedule 13D Amendment No. 3 filed with the Securities and Exchange Commission on February 7, 1997, as amended by Schedule 13D Amendment No. 4 ("Amendment No. 4") filed with the Securities and Exchange Commission on April 8, 1997. Since the filing of Amendment No. 4, total Shares owned by the Reporting Persons has decreased to 320,700 Shares. Schedule 13D is hereby amended to reflect the decreases in ownership by four of the Reporting Persons (First Carolina Investors, Inc.; The Cameron Baird Foundation; Aries Hill Corp.; and Jane D. Baird). As a result of such decreases, the Reporting Persons are no longer the beneficial owners of more than five percent of the Shares of the Issuer.

                    The cover pages for the four aforementioned Reporting Persons are hereby amended to read as set forth in this Schedule 13D Amendment No. 5. Item 5 is hereby amended as set forth in this Schedule 13D Amendment No. 5. All other cover pages and items remain unchanged, and are incorporated herein by reference.

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.



          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended to read as follows:

          (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 320,700 Shares of the
               Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          First Carolina Investors              95,500           1.305%

          The Cameron Baird
          Foundation                           204,700           2.797%

          David M. Stark,
          as successor trustee (2)               2,000           0.027%

          Brian D. Baird, as
          successor trustee (3)                  7,500           0.103%

          Brian D. Baird, as
          trustee (4)                           11,000           0.150%
                                               _______           ______


                                 TOTAL         320,700           4.382%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 7,317,427 Shares (as reported in the Issuer's Proxy Statement as of March 7,
                  1997).

             (2) The family of Anne S. Baird are the beneficiaries under a testamentary trust established by the Will of Margaret S. DeMorinni.

             (3) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated 2/13/22.

             (4) Various trusts were established by Jane D. Baird on 6/15/87. The beneficiary of each trust is a grandchild of Jane D. Baird.

          (b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following sales of the Shares were effected during the past sixty days:

                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
            Sale In The                Number of   not             Transaction
              Name Of        Date      Shares      included)      Made Through

          First Carolina
          Investors, Inc.  4/7/97       1,000      16 7/8       Fahnestock & Co
                           4/8/97       1,000      16 1/4       Fahnestock & Co
                           4/9/97       1,000      16 1/4       Fahnestock & Co
                           4/10/97      1,000      16 3/8       Fahnestock & Co
                           4/11/97      1,000      16 1/2       Fahnestock & Co
                           4/14/97        500      16 1/4       Fahnestock & Co
                           4/15/97      1,000      16 1/4       Fahnestock & Co
                           4/16/97      1,000      16 1/4       Fahnestock & Co
                           4/17/97      1,000      16 1/4       Fahnestock & Co
                           4/18/97      1,000      16 5/8       Fahnestock & Co
                           4/21/97      1,000      16 5/8       Fahnestock & Co
                           4/22/97      1,000      16 5/8       Fahnestock & Co
                           4/23/97      1,000      17 1/8       Fahnestock & Co
                           4/23/97        500      17 1/4       Fahnestock & Co
                           4/24/97      1,000      17 1/4       Fahnestock & Co
                           4/24/97     10,000      17 1/2       Fahnestock & Co
                           4/25/97      1,000      17 5/8       Fahnestock & Co
                           4/25/97     10,000      17 1/2       Fahnestock & Co
                           4/28/97      1,000      17 3/8       Fahnestock & Co
                           4/29/97      1,000      17 3/8       Fahnestock & Co
                           4/30/97      1,000      17 1/4       Fahnestock & Co
                           5/1/97       1,000      16 3/4       Fahnestock & Co
                           5/2/97       1,000      16 5/8       Fahnestock & Co
                           5/5/97       1,000      16 7/8       Fahnestock & Co
                           5/6/97       1,000      16 7/8       Fahnestock & Co
                           5/7/97       1,000      17 1/8       Fahnestock & Co
                           5/7/97       1,000      17 3/8       Fahnestock & Co
                           5/8/97       1,000      17 3/8       Fahnestock & Co
                           5/9/97       1,000      17 5/8       Fahnestock & Co
                           5/12/97      1,000      17 7/8       Fahnestock & Co
                           5/12/97      1,000      18           Fahnestock & Co
                           5/13/97      1,000      17 7/8       Fahnestock & Co
                           5/14/97      1,000      17 7/8       Fahnestock & Co
                           5/15/97      1,000      18 1/8       Fahnestock & Co
                           5/15/97      1,000      18 1/4       Fahnestock & Co
                           5/15/97      1,000      18 3/8       Fahnestock & Co
                           5/16/97      1,000      18 1/2       Fahnestock & Co
                           5/19/97      1,000      18 3/8       Fahnestock & Co
                           5/19/97      1,000      18 1/2       Fahnestock & Co
                           5/19/97      1,000      18 5/8       Fahnestock & Co
                           5/19/97      1,000      18 3/4       Fahnestock & Co
                           5/20/97      1,000      18 7/8       Fahnestock & Co

          Aries Hill
          Corp.            4/8/97         500      16 1/4       Fahnestock & Co
                           4/9/97         500      16 1/4       Fahnestock & Co
                           4/10/97        300      16 1/2       Fahnestock & Co

          Jane D. Baird     4/10/97       500      16 3/8       Fahnestock & Co
                            4/11/97       500      16 1/2       Fahnestock & Co
                            4/14/97       500      16 1/4       Fahnestock & Co
                            4/15/97       500      16 1/4       Fahnestock & Co
                            4/16/97       500      16 1/4       Fahnestock & Co
                            4/17/97       500      16 1/4       Fahnestock & Co
                            4/21/97       500      16 5/8       Fahnestock & Co
                            4/23/97       500      16 5/8       Fahnestock & Co
                            4/23/97       500      17 1/8       Fahnestock & Co
                            4/24/97     1,000      17 1/4       Fahnestock & Co
                            4/25/97     1,000      17 1/2       Fahnestock & Co
                            4/28/97       500      17 3/8       Fahnestock & Co
                            4/29/97       500      17 1/4       Fahnestock & Co
                            5/1/97        500      16 3/4       Fahnestock & Co
                            5/2/97        500      16 5/8       Fahnestock & Co
                            5/5/97        500      16 3/4       Fahnestock & Co
                            5/6/97      1,000      16 7/8       Fahnestock & Co

          Cameron Baird
          Foundation       5/7/97       1,000      17           Fahnestock & Co
                           5/7/97       1,000      17 3/8       Fahnestock & Co
                           5/12/97      1,000      17 5/8       Fahnestock & Co
                           5/12/97      1,000      17 7/8       Fahnestock & Co
                           5/13/97      1,000      17 7/8       Fahnestock & Co
                           5/14/97      1,000      17 7/8       Fahnestock & Co
                           5/15/97      1,000      18 1/8       Fahnestock & Co
                           5/16/97      1,000      18 3/8       Fahnestock & Co
                           5/19/97      1,000      18 3/8       Fahnestock & Co
                           5/19/97      1,000      18 5/8       Fahnestock & Co
                           5/20/97      1,000      18 7/8       Fahnestock & Co

          (d) Not applicable

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Shares as of April 25, 1997.

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 22nd day of May, 1997.


          FIRST CAROLINA INVESTORS, INC.


          By: s/Brent D. Baird
                Brent D. Baird, Chairman


          THE CAMERON BAIRD FOUNDATION


          By: s/Brian D. Baird
                Brian D. Baird, Trustee



          ARIES HILL CORP.


          By: s/ Brian D. Baird
                 Brian D. Baird, Secretary


          JANE D. BAIRD


          By: s/ Brian D. Baird
                 Brian D. Baird, Attorney